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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9
                     Solicitation/Recommendation Statement
      Pursuant to Section 14(d)(4) of the Securities Exchange Act of 1934

                            ------------------------

                   AUTOMOBILE PROTECTION CORPORATION -- APCO
                           (Name of Subject Company)

                   AUTOMOBILE PROTECTION CORPORATION -- APCO
                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, $.001 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   052905106
                     (Cusip Number of Class of Securities)

                            ------------------------

                                MARTIN J. BLANK
          CHAIRMAN OF THE BOARD, CHIEF OPERATING OFFICER AND SECRETARY
                   AUTOMOBILE PROTECTION CORPORATION -- APCO
                       15 DUNWOODY PARK DRIVE, SUITE 100
                             ATLANTA, GEORGIA 30338
                                 (770) 394-7070
      (Name, Address and Telephone Number of Person Authorized to Receive
     Notice and Communications on Behalf of the Person(s) Filing Statement)

                            ------------------------

                                WITH A COPY TO:

                            ANDREW D. HUDDERS, ESQ.
                            GRAUBARD MOLLEN & MILLER
                          600 THIRD AVENUE, 32ND FLOOR
                            NEW YORK, NEW YORK 10016
                                 (212) 818-8800

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ITEM 1. SECURITY AND SUBJECT COMPANY.

     The name of the subject company is Automobile Protection
Corporation -- APCO, a Georgia corporation ("Company"). The address of the principal executive offices of the Company is 15 Dunwoody Park Drive, Suite 100, Atlanta, Georgia 30338. The title of the class of equity securities to which this statement relates is the common stock, $0.001 par value per share, of the Company ("Common Stock").

ITEM 2. TENDER OFFER OF THE BIDDER.

     This statement relates to a tender offer by AM1 Acquisition Company ("Offeror"), a Georgia corporation, which is wholly owned by Ford Motor Company ("Parent"), a Delaware corporation, disclosed in a Tender Offer Statement on
Schedule 14D-1, dated June 16, 1999 ("Schedule 14D-1"), to purchase all of the outstanding shares of Common Stock at a price of $13.00 per share ("Offer Price"), net to each seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 16, 1999 (as may be amended or supplemented from time to time the "Offer to Purchase"), and the related Letter of Transmittal (which together, as may be amended from time to time, constitute the "Offer").

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of June 10, 1999 ("Merger Agreement"), among Parent, Offeror and the Company. The Merger Agreement provides, among other things, that as soon as practicable after the consummation of the Offer and the satisfaction or waiver of the other conditions set forth in the Merger Agreement, Offeror will be merged with and into the Company ("Merger"), and the Company will continue as the surviving corporation ("Surviving Corporation") unless Parent elects that Offeror will be the Surviving Corporation. At the time of the consummation of the Merger ("Effective Time"), each then outstanding share of Common Stock other than Common Stock owned by the Company, Parent, the Offeror, or any other wholly owned subsidiary of Parent, or by shareholders, if any, who are entitled to and who properly exercise and perfect dissenter rights under the Georgia Business Corporation Code ("GBCC") will be converted automatically into the right to receive $13.00 in cash without interest thereon. The Merger Agreement has been filed herewith as Exhibit (c)(1) and is incorporated herein by reference. As set forth in the Schedule 14D-1, the principal executive offices of Offeror and Parent are located at The American Road, Dearborn, Michigan 48121.

ITEM 3. IDENTITY AND BACKGROUND.

     (a) The name and address of the Company, which is the person filing this statement, are set forth in Item 1 above.

     (b) Set forth below is each material contract, agreement, arrangement and understanding, and any actual or potential conflict of interest between the Company or its affiliates and (i) its executive officers, directors or affiliates or (ii) Offeror and Parent and their executive officers, directors or affiliates.

THE MERGER AGREEMENT

     A copy of the Offer to Purchase ("Offer to Purchase") is enclosed with this
Schedule 14D-9. The summary of the Merger Agreement contained in the Offer to Purchase is incorporated herein by reference. The summary should be read in its entirety for a more complete description of the terms and provisions of the Merger Agreement, which has been filed as Exhibit (c)(1) hereto and is also incorporated herein by reference. The following is a summary of certain portions of the Merger Agreement that relate to arrangements among the Company, Offeror, Parent, and the Company's executive officers and directors. This summary is qualified in its entirety by reference to the Merger Agreement and the other agreements.

     Board Representation. The Merger Agreement provides that promptly upon acceptance of the shares of Common Stock for payment by Offeror pursuant to the Offer, Offeror will be entitled to designate the number of directors, rounded up to the next whole number, as will give Offeror representation on the Board of Directors of the Company ("Board") (and on each committee of the Board and on each board of directors of each subsidiary of the Company designated by the Parent) equal to at least that number of directors, rounded up to the next whole number, which is the product of (a) the total number of directors on the Board (or such

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committee or subsidiary board of directors) giving effect to the directors appointed or elected pursuant to this sentence multiplied by (b) the percentage that (i) such number of shares of Common Stock so accepted for payment and paid for by Offeror plus the number of shares of Common Stock otherwise owned by Offeror or any other subsidiary of Parent bears to (ii) the number of shares of Common Stock outstanding, and the Company shall, at such time, cause Offeror's designees to be so appointed or elected. Information required pursuant to
Section 14(f) of the Exchange Act and Rule 14f-1 thereunder with respect to the foregoing is furnished in Schedule I hereto.

     Company Stock Plans. The Merger Agreement provides that, as soon as practicable following the date of the Merger Agreement, the Board shall adopt such resolutions or the Company will take such other actions as are required to adjust the terms of all outstanding employee stock options under the 1988 Stock Option Plan, Outside Directors' Stock Option Plan, 1997 Performance Equity Plan and 1998 Performance Equity Plan and certain other stock options to provide that, and shall offer to all holders of third party stock options to amend the options so that each option outstanding immediately prior to the Effective Time shall be canceled on the date following the Effective Time in exchange for a cash payment by the Company to be made on such date of an amount equal to (i) the excess, if any, of (x) the price per share of Common Stock to be paid pursuant to the Offer over (y) the exercise price per share of Common Stock subject to such option, multiplied by (ii) the number of shares of Common Stock for which such option shall not theretofore have been exercised, subject to certain exceptions and conditions as described in the Merger Agreement. As of June 10, 1999, directors and executive officers of the Company as a group beneficially held options to purchase an aggregate of 306,264 shares of Common Stock of which 99,142 were vested.

     Director and Officer Indemnification and Insurance. The Merger Agreement provides that the Company, from and after the Effective Time, and for not less than six years thereafter, will indemnify, defend and hold harmless the present and former officers, directors and employees of the Company and the subsidiaries of the Company for actions or omissions occurring prior to the Effective Time (including without limitation the transactions contemplated by the Merger Agreement) as provided in their respective certificates of incorporation or by-laws in effect prior to the Effective Time of the Merger.

     The Merger Agreement further provides that the Company will, and after the consummation of the Offer, Parent will cause the Company to maintain in effect for not less than three years after the Effective Time, the current policies of directors' and officers' liability insurance maintained by the Company on June 10, 1999, with respect to matters occurring through the Effective Time and covering parties who are covered by those current policies. The Merger Agreement further provides that, prior to consummation of the Offer, the Company will endeavor to, and will be permitted to, satisfy its obligation to maintain the insurance policies by extending coverage thereunder pursuant to a three year "tail" policy, provided that the lump sum payment to purchase the coverage does not exceed $112,500. If a "tail" policy cannot be purchased on those terms prior to the consummation of the Offer, then the Company will be obligated under the Merger Agreement to endeavor to obtain coverage at the lowest premium cost reasonably available, provided that the Company will not be obligated to pay annual payments that exceed 125% of the annual premium payment in effect on the date of the Merger Agreement.

STOCK OPTION AND TENDER AGREEMENTS

     The summary of the Stock Option and Tender Agreements contained in the Offer to Purchase is incorporated herein by reference. The summary should be read in its entirety for a more complete description of the terms and provisions of the Stock Option and Tender Agreements, which have been filed as Exhibits
(c)(2) and (c)(3) hereto and are also incorporated herein by reference. The following is a summary of the Stock Option and Tender Agreements that relate to arrangements among the Offeror, Parent, and Messrs. Martin J. Blank and Larry I. Dorfman, each an executive officer and director of the Company. This summary is qualified in its entirety by reference to the Stock Option and Tender Agreements.

     Concurrently with the execution and delivery of the Merger Agreement, Parent and each of Messrs. Blank and Dorfman entered into a Stock Option and Tender Agreement.

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     Under these agreements, each of Messrs. Blank and Dorfman agrees to validly tender (or cause the record owner of such shares to tender), in accordance with the Offer, as soon as practicable after commencement of the Offer but in no event later than 2 business days prior to the then scheduled expiration date of the Offer, all of the Common Stock beneficially owned by them and to not withdraw the Common Stock from the Offer.

     The Stock Option and Tender Agreements also provide that Messrs. Blank and Dorfman (i) will vote their Common Stock during the term of the Stock Option and Tender Agreements in favor of the Merger, the Merger Agreement, the approval of the terms thereof and all transactions contemplated thereby; against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or under the Stock Option and Tender Agreement; and against any other extraordinary corporate transaction or sale or transfer of a material amount of assets of the Company or its subsidiaries, (ii) have granted an irrevocable proxy to the Offeror and Parent to vote their Common Stock during the term of the Stock Option and Tender Agreements on any matter covered by clause (i) in a manner consistent therewith, (iii) have granted an option to Parent to purchase all (and not less than all) of their Common Stock beneficially owned upon the occurrence of certain events (set forth below), (iv) will not directly or indirectly solicit, facilitate, participate in or initiate any inquiries or the making of any proposal by any person or entity (other than Parent or any affiliate of Parent) which constitutes or may reasonably be expected to lead to an alternative takeover proposal or any sale of any of their Common Stock, and (v) will not sell, transfer, pledge, encumber, assign or otherwise dispose of any of their Common Stock (except for a limited number of shares of Common Stock sold in brokers' transactions pursuant to Rule 144 under the Securities Act of 1933).

     Each of Messrs. Blank and Dorfman have granted to Parent an irrevocable, unconditional option to purchase all (and not less than all) of their Common Stock ("Shareholder Option") held by them on the terms and subject to the conditions set forth herein. The Shareholder Option may be exercised by Parent, in whole, at any time commencing upon the Shareholder Option Exercise Date (as defined below) and prior to the Shareholder Option Expiration Date (as defined below). "Shareholder Option Exercise Date" is defined in the Stock Option and Tender Agreements as the date, if any, on which the first of any of the following occurs: (i) any person (including the Company or any of its subsidiaries or affiliates) or group (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934) other than Parent or any of its affiliates shall have made, or proposed, communicated or disclosed in a manner which is or otherwise becomes public prior to or during the pendency of the Offer (including being known by shareholders of the Company) an intention to make an alternative takeover proposal; (ii) it shall have been publicly disclosed or Parent shall have otherwise learned that beneficial ownership (determined for the purposes of this paragraph as set forth in Rule 13d-3 promulgated under the Securities Exchange Act of 1934) of more than 35% of the Common Stock has been acquired by any person; (iii) (A) under certain events which entitle Parent to terminate the Merger Agreement or (B) under certain events which entitle the Company to terminate the Merger Agreement; or (iv) the shareholder or the Company breach or fail to perform or comply with in any material respect certain of their significant obligations contained in the Stock Option and Tender Agreements or the Merger Agreement, respectively. "Shareholder Option Expiration Date" is defined in the Stock Option and Tender Agreements as the first to occur of any of the following dates: (i) the effective time of the Merger, (ii) written notice of termination of the Stock Option and Tender Agreements by Parent to the shareholder, (iii) the termination of the Merger Agreement pursuant to certain provisions of the Merger Agreement or (iv) the date that is twelve months from the date of termination of the Merger Agreement; provided that if the option has not become exercisable on or prior to the date of termination of the Merger Agreement, then the Shareholder Option Expiration Date shall be the date of termination of the Merger Agreement.

     If Parent exercises the Shareholder Option, the purchase and sale of the Common Stock shall be at a purchase price per share of Common Stock equal to the price per share of Common Stock offered by Offeror in the Offer, but in any event shall not be less than the highest price paid by Offeror for any shares of Common Stock, if any, purchased pursuant to the Offer. In the event that Parent exercises the Shareholder Option and the Company enters into a definitive agreement to consummate an alternative takeover proposal or transactions contemplated by an alternative takeover proposal are consummated and the price per share of

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Common Stock paid exceeds the price paid by Parent, then upon the consummation of such alternative takeover proposal Parent will pay to the shareholder an amount equal to such excess multiplied by the number of purchased shares of Common Stock.

     The Stock Option and Tender Agreements provide that Messrs. Blank and Dorfman, subject to certain limitations, jointly and severally shall indemnify Parent, Offeror and their affiliates and agents from liabilities and losses due to any breach by the Company of the representations and warranties made by the Company in the Merger Agreement. Messrs. Blank and Dorfman have agreed to deposit a portion of the consideration to be paid to each of them pursuant to the Offer and the Merger into an escrow fund for the purpose of securing such indemnification obligations.

     Each of Messrs. Blank and Dorfman has agreed that, subject to certain exceptions, from the date of the Stock Option and Tender Agreement and ending on the sixth year anniversary of the Merger (the "Restricted Period"), he will not, on behalf of himself, or on behalf of any other person, company, corporation, partnership or other entity or enterprise, directly or indirectly, as an employee, proprietor, shareholder, partner, consultant, or otherwise, engage in any business or activity competitive with the business of the Company, anywhere in the United States (the "Territory"), provided that the foregoing provisions shall terminate with respect to either Mr. Blank or Mr. Dorfman, notwithstanding that the Restricted Period may not have terminated, three years following the termination of either Mr. Blank or Mr. Dorfman's employment with Company or its successor. Each has also agreed that during the Restricted Period he will not on behalf of himself or on behalf of any other person, company, corporation, partnership or other entity or enterprise (except on behalf of the Company or the surviving corporation), directly or indirectly, solicit employees, agents or consultants of the Company or the surviving corporation to become employees, agents or consultants for him or for such businesses to the extent such businesses are engaged in activities that compete with the business of the Company. In addition during the Restricted Period, each has agreed that he will not, directly or indirectly, as employee, agent, consultant, shareholder, director, co-partner or in any other individual or representative capacity intentionally solicit or encourage any present or future customer or supplier of the Company or the surviving corporation to terminate or otherwise alter his, her or its relationship with the Company or the surviving corporation in any manner adverse to the Company or the surviving corporation.

COMPANY OPTION AGREEMENT

     The summary of the Company Option Agreement contained in the Offer to Purchase is incorporated herein by reference. The summary should be read in its entirety for a more complete description of the terms and provisions of the Company Option Agreement, which has been filed as Exhibit (c)(4) hereto and is also incorporated herein by reference. The following is a summary of the Company Option Agreement that relate to arrangements among the Company and Parent. This summary is qualified in its entirety by reference to the Company Option Agreement.

     Simultaneously with the execution of the Merger Agreement, Parent and the Company entered into the Company Option Agreement. The Company Option Agreement provides for the grant by the Company to Parent of an irrevocable option to purchase 2,375,406 shares of Common Stock ("Option Shares") (representing 19.9% of the Common Stock outstanding on June 10, 1999) on the terms and subject to the conditions set forth in the Company Option Agreement ("Option") at a purchase price equal to $13.00 per share ("Exercise Price"). In no event however shall the number of shares of Common Stock for which the Option is exercisable exceed 19.9% of the issued and outstanding shares of Common Stock, at the time of exercise without giving effect to the issuance of any Option Shares. The Option may be exercised by Parent, in whole or in part, at any time, or from time to time, commencing upon the Company Option Exercise Date (as defined below) and prior to the Company Option Expiration Date (as defined below). "Company Option Exercise Date" is defined in the Company Option Agreement as the date, if any, on which the first of any of the following occurs: (i) any corporation (including the Company or any of its subsidiaries or affiliates), partnership, person, other entity or group (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934) other than Parent or any of its affiliates shall have made, or proposed, communicated or disclosed in a manner which is or otherwise becomes public prior to or during the pendency of the Offer (including being known by shareholders of the Company) an intention to make an alternative takeover proposal; (ii) it shall
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have been publicly disclosed or Parent shall have otherwise learned that beneficial ownership (determined for the purposes of this paragraph as set forth in Rule 13d-3 promulgated under the Securities Exchange Act of 1934) of more than 35% of the shares of Common Stock has been acquired by any person; (iii)
(A) any event as a result of which the Parent is entitled to terminate the Merger Agreement as described under paragraph (d) under "Termination Events" described in Section 11 of the Offer to Purchase (which are incorporated by reference herein) or (B) the termination of the Merger Agreement by the Company as described under paragraph (e) under "Termination Events" described in Section 11 of the Offer to Purchase (which are incorporated by reference herein); or
(iv) the Company shall breach or fail to perform or comply with in any material respect certain of its significant obligations, contained in the Merger Agreement. "Company Option Expiration Date" is defined in the Company Option Agreement as the first to occur of any of the following dates: (i) the effective time of the Merger, (ii) written notice of termination of the Company Option Agreement by the Parent to the Company, (iii) the termination of the Merger Agreement pursuant to paragraph (a) or (b)(ii) as described under "Termination Events," described in Section 11 of the Offer to Purchase (which are incorporated by reference herein) or (iv) the date that is twelve months from the date of termination of the Merger Agreement; provided that if the Option has not become exercisable on or prior to the date of termination of the Merger Agreement, then the Company Option Expiration Date shall be the date of termination of the Merger Agreement.

     The Company Option Agreement also provides that at any time after the Company Option Exercise Date, at the request of the Parent, delivered in writing prior to the Company Option Expiration Date, the Company (or any successor thereto) shall repurchase from Parent (i) the Option or any part thereof as Parent shall designate at a price equal to the amount, by which (A) the Market/Offer Price (as defined below) exceeds (B) the Exercise Price, multiplied by the number of Option Shares as to which the Option is to be repurchased and
(ii) such number of the Option Shares as Parent shall designate at a price equal to the Market/Offer Price multiplied by the number of Option Shares so designated. The term "Market/Offer Price" shall mean the highest of (i) the price per share of Common Stock offered or paid in any event that causes or would cause a Company Option Exercise Date, (ii) the highest closing price for shares of Common Stock during the 30 trading days immediately preceding the date Parent gives notice of the required repurchase of the Option or Option shares, as the case may be, or (iii) in the event of a sale of all or substantially all of the Company's assets, the sum of the net price paid in such sale for such assets and the current market value of the remaining net assets of the Company as determined by a nationally recognized investment banking firm selected by Parent and reasonably acceptable to the Company, divided by the number of shares of Common Stock outstanding at the time of such sale, which determination, absent manifest error, shall be conclusive for all purposes of the Company Option Agreement.

     The Company Option Agreement provides that if the Option is exercised and if Parent shall request in writing, the Company shall use, subject to certain exceptions, commercially reasonable efforts as promptly as practicable to effect the registration under the Securities Act of 1933 and any applicable state law (a "Demand Registration") of such number of Option Shares owned by Parent and its subsidiaries as the Parent shall request and to keep such Demand Registration effective for a period of not less than 180 days, unless, in the written opinion of counsel to the Company, which opinion shall be delivered to Parent and which shall be satisfactory in form and substance to Parent and its counsel, such registration under the Securities Act of 1933 is not required in order to lawfully sell and distribute such Option Shares in the manner contemplated by the Parent. The Company shall only have the obligation to effect two Demand Registrations. If the Company effects a registration under the Securities Act of 1933 of Company Common Stock for its own account or for any other shareholders of the Company (other than on Form S-4 or Form S-8, or any successor form), it shall allow the Parent the right to participate in such registration (an "Incidental Registration"). Participation by Parent in any Incidental Registration shall not affect the obligation of the Company to effect Demand Registrations for the Parent.

     In the event that the Company enters into an agreement (i) to consolidate with or merge into any person, other than Parent or any subsidiary of Parent and the Company shall not be the continuing or surviving corporation of such consolidation or merger, (ii) to permit any person, other than Parent or any subsidiary of Parent, to merge into the Company and the Company shall be the continuing or surviving or acquiring

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corporation, but, in connection with such merger, the then outstanding shares of
Common Stock shall be changed into or exchanged for stock or other securities of any other person or cash or any other property or the then outstanding shares of Common Stock shall after such merger represent less than 50% of the outstanding shares and share equivalents of the merged or acquiring company, or (iii) to sell or otherwise transfer all or substantially all of its assets to any person, other than Parent or any subsidiary of Parent, then, and in each such case, the agreement governing such transaction shall make proper provision so that, unless earlier exercised by the Parent, the Option shall, upon the consummation of any such transaction and upon the terms and conditions set forth herein, be converted into, or exchanged for, an option ("Substitute Option"), at the election of Parent, of either (x) the acquiring person or (y) any person that controls the acquiring person. The Substitute Option shall have the same terms as the Option, provided that if the terms of the Substitute Option cannot, for legal reasons, be the same as the Option, such terms shall be as similar as possible and in no event less advantageous to Parent. The issuer of the Substitute Option shall enter into an agreement with Parent in substantially the same form as the Company Option Agreement (including the terms of the Repurchase Rights and Substitute Option), which agreement shall be applicable to the Substitute Option. The exercise price of the Substitute Option and the number of Shares for which the Substitute Option is exercisable would also be equitably adjusted as described in the Company Option Agreement.

     In addition, the Company Option Agreement provides that notwithstanding any other provision of that agreement, in no event shall the Parent's Total Profit (as defined below) exceed $6,300,000 less the amount of any termination fee paid under the Merger Agreement and, if it otherwise would exceed such amount, Parent, at its sole election, shall either (i) reduce the number of shares of Common Stock subject to this Option, (ii) deliver to the Company for cancellation Option Shares previously purchased by Parent, (iii) limit the payment to be received from the Company pursuant to the Repurchase Rights, (iv) pay cash to the Company, or (v) any combination thereof, so that Parent's actually realized Total Profit shall not exceed the amount after taking into account the foregoing actions. For purposes of the Company Option Agreement, the term "Total Profit" shall mean the aggregate amount (before taxes) of the following: (i) the amount received by Parent pursuant to the Company's repurchase of the Option (or any portion thereof), (ii) (x) the amount received by Parent pursuant to the Company's repurchase of Option Shares less (y) Parent's purchase price for such Option Shares, (iii) (x) the net cash amounts received by Parent pursuant to the sale of Option Shares (or any other securities into which such Option Shares are converted or exchanged) to any unaffiliated party, less (y) Parent's purchase price of such Option Shares, (iv) any amounts received by Parent on the transfer of the Option (or any portion thereof) to any unaffiliated party, and (v) any amount equivalent to the foregoing with respect to the Substitute Option.

CERTAIN COMPENSATION ARRANGEMENTS AND STOCK PLANS

     The current compensation arrangements, between the Company and certain of its directors and executive officers are described in "Executive Compensation," "1998 Option Grants to Executive Officers," "1998 Option Year-End Option Values," "Stock Option Plans," "Indebtedness of Management," "Director Compensation," and "Report on Executive Compensation" in the Company's Information Statement furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934 ("Exchange Act") and Rule 14f-1 thereunder, which appears as Schedule I hereto ("Schedule I"). Information regarding the Company's 1988 Stock Option Plan, Outside Directors' Stock Option Plan, 1997 Performance Equity Plan and 1998 Performance Equity Plan appears in Schedule I hereto under the caption "Stock Option Plans."

EMPLOYMENT AGREEMENTS; CURRENT COMPENSATION ARRANGEMENTS

     In connection with the Merger Agreement, the Company entered into employment agreements with each of Messrs. Martin J. Blank and Larry I. Dorfman ("Employment Agreements"). The following is a summary of the Employment Agreements that relate to arrangements between the Company and each of Messrs. Blank and Dorfman, who are the Company's executive officers and two of its directors. This summary is qualified in its entirety by reference to the Employment Agreements which have been filed as Exhibits (c)(9) and (c)(10) hereto.

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     The employment period under each of the Employment Agreements is from the earlier of the acceptance date of the tendered shares of Common Stock by Offeror in the Offer or the date on which the Shareholder Option given by each of Messrs. Blank and Dorfman is exercised, until December 31, 2002, subject to the termination provisions of the Employment Agreements. The base salary is $72,000 per year. The Company will pay additional incentive compensation during the term of employment. For the period from the commencement date of the Employment Agreement to December 31, 1999, each of Messrs. Blank and Dorfman will be paid 9% of EBITE. EBITE is defined as earnings before interest and taxes (EBIT) before incentive compensation for Messrs. Blank and Dorfman is deducted. Each year thereafter they will each be paid an amount equal to a certain percentage of EBITE depending on the percentage of the target EBITE for such fiscal year that is attained. The percentages are as follows: 4.5% if 100% of the EBITE target is achieved, 4.125% if 85-100% of the EBITE target is achieved, 3.75% if 70-85% of the EBITE target is achieved and 1.875% if 70% or less of the EBITE target is achieved. The EBITE targets are: year 2000 -- $17,302,000; year
2001 -- $23,048,000; and year 2002 -- $29,044,000. Each of Messrs. Blank and
Dorfman will be provided comparable employee benefits offered to all executives of the Company such as medical, disability and vacation and sickness benefits. They will also be provided an automobile as a benefit. The term of employment ends upon death, disability after six months, for cause, and retirement. In addition, the Company or the executive may terminate their employment at any time, but if the Company terminates the employment without cause, it will pay the base salary and the bonus compensation for the full defined Employment Period which is from the commencement date of the Employment Agreement through December 31, 2002 as if there had been no termination. Each of Messrs. Blank and Dorfman are subject to a confidential information provision which extends for a period of five years after termination, except with respect to confidential information that constitutes trade secrets which shall be kept secret and retained in strictest confidence forever.

     Also, for a period of three years after termination for whatever reason (the "Consultancy Period") each of Messrs. Blank and Dorfman will continue to make his services available to the Company as a consultant. During the term of the Consultancy Period, each of Messrs. Blank and Dorfman will be subject to non-competition and non-solicitation provisions, which are similar in all material respects to the provisions contained in the Stock Option and Tender Agreements (see above for a description). With respect to the Consultancy Period, each of Messrs. Blank and Dorfman will be paid an additional amount equal to one-third of the total cumulative annual incentive compensation paid to him during the period between January 1, 2000 and the termination date, provided he has fulfilled his obligations under the Employment Agreement regarding non-competition and non-solicitation.

     The current compensation arrangements of Messrs. Blank and Dorfman provide that each receives a base salary of $72,000 plus additional compensation based on the number of vehicle service contracts processed each month which exceed a prescribed level. Messrs. Blank and Dorfman participate in other employee benefit plans as generally made available to employees of the Company.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

(a) RECOMMENDATION OF THE BOARD

     The Board has approved, by unanimous vote of all the directors, the Offer, the Merger and the Merger Agreement, and the Stock Option and Tender Agreements and the Company Option Agreement, has determined that the consideration to be paid for the shares of Common Stock in connection with the Offer and the Merger is fair to the shareholders of the Company from a financial point of view, and has determined that the Offer and the Merger are fair to and otherwise in the best interests of the Company and its shareholders. The Board recommends that all shareholders accept the Offer and tender their shares of Common Stock pursuant thereto.

(b) BACKGROUND; REASONS FOR THE RECOMMENDATION

     (1) General Background. The Company was incorporated under the laws of the State of Georgia in 1984 and since that time has been engaged principally in the marketing and administration of extended vehicle service contracts and extended vehicle warranty programs sold by automobile and recreational vehicle dealers located throughout the United States. A subsidiary of the Company also provides insurance brokerage services to the automotive industry.

     From time to time over the last several years, the Board has considered a variety of strategic alternatives designed to enhance shareholder value through expansion and diversification of the core business of the Company. The alternatives have included the expansion of the insurance brokerage business, acquisition of insurance underwriting companies and expansion into the administration of warranties of other products, among other things. Various methods of expansion and diversification have been considered, which have included the development of strategic partnerships, acquisitions of subsidiaries and divisions, and merger transactions.

     In January 1998, the Company had discussions about its being acquired by a United States insurance company. These discussions arose from the exploration in 1994 and 1997 of a possible insurance relationship with the insurance company in which the Company's products would be insured by the insurance company. During early 1998, the Company executed a confidentiality and standstill agreement and the insurance company conducted due diligence reviews with its own personnel and its outside counsel. On March 31, 1998 the insurance company informed the Company that it would not pursue an acquisition of the Company. On January 6, 1999, the insurance company was contacted by the Company to see if it was interested in pursuing the acquisition discussed in early 1998. On January 19, 1999, there was a meeting between the executives of the Company and representatives of the insurance company at which general terms of an acquisition structure were discussed and various issues were raised by the insurance company that would impact an acquisition. Between January 19, 1999 and January 25, 1999 there were additional discussions between these parties, but it became clear to the Company that there were fundamental differences between the companies, including the fact that the preliminary structure of the acquisition suggested by the insurance company was not acceptable to the Company. On January 25, 1999, the Company asked that the confidentiality agreement and standstill agreement signed in January 1998 be terminated. This termination was agreed to by the insurance company.

     Background of Offer. In mid-November 1998, a representative of Parent contacted by telephone Mr. Larry I. Dorfman, Chief Executive Officer and President of the Company, regarding a potential business relationship between Parent and the Company. These persons agreed to meet in person to pursue further discussions.

     Representatives of the Company met with representatives of Parent in early December 1998 to continue the brief discussions held in November 1998. In advance of this meeting, the Company and Parent signed a confidentiality agreement. At this meeting the parties held broad-ranging discussions concerning the business of the Company and a number of types of relationships the two companies could pursue. Representatives of Parent indicated that they would provide greater detail about the type of transaction Parent desired to pursue at a later date after further internal consideration by Parent. On December 11, 1998, the Company was informed by representatives of Parent that it was interested in exploring an acquisition of the Company. The Company indicated that it had been involved in discussions with another potential acquiror and was subject to a confidentiality and standstill agreement that would have to be terminated before any acquisition discussions with Parent took place.

     As discussed above, in late January 1999 the Company terminated its agreement with the potential acquiror and informed Parent that it was interested in engaging in further discussions with Parent for the purpose of an acquisition. Thereafter, representatives of Parent met with representatives of the Company at the Company's offices in Atlanta, Georgia. At this meeting, the parties discussed in general terms the Company's business and financial condition. The parties held initial discussions concerning potential values for the Company. Representatives of Parent also indicated that it was likely that the Parent would desire certain members of management of the Company enter into employment agreements to remain employed with the Company following any acquisition.

     During February and March 1999, representatives of Parent continued to discuss the possibility of an acquisition of the Company, and commenced its due diligence investigation of the Company. On several occasions members of Parent's legal staff, Parent's customer service division and other outside consultants retained by Parent visited the Company offices in Atlanta, Georgia to conduct legal and business due diligence.

     On March 16, 1999, the Board met to review the status of management's discussions with Parent. No representatives of Parent were present at the board meeting. Members of management of the Company gave to the Board a detailed presentation concerning the potential terms and potential structure of an acquisition of the Company by Parent and the due diligence that had been performed by Parent up to that point in time. The Board authorized management of the Company to continue to pursue with Parent the terms of a potential acquisition of the Company by Parent. Following the board meeting, representatives of the Company and representatives of Parent discussed various issues related to Parent's proposal to acquire the Company. One of the issues raised by the representatives of Parent indicated that a condition of its proposal was that Mr. Martin J. Blank, the Company's Chairman and Chief Operating Officer, and Mr. Larry I. Dorfman commit to three-year employment agreements with the post-acquisition entity, and the parties discussed the general terms of the employment, including compensation levels, duties, non-competition and similar terms and other provisions.

     In late March 1999, representatives of Parent, the Company, Simpson Thacher & Bartlett, counsel to Parent, and Graubard Mollen & Miller, counsel to the Company, held a conference call to discuss the structure of a potential acquisition. During this call, Parent expressed its desire that Messrs. Blank and Dorfman enter into the Stock Option and Tender Agreements to support the transaction in their capacities as significant shareholders of the Company and that the Company enter into the Company Option Agreement.

     Following this discussion, drafts of the Merger Agreement and related agreements were provided to the Company and Graubard Mollen & Miller.

     During April and May 1999, Parent continued its business and legal due diligence. The Company provided copies of documentation essential to of its business, reviewed with the representatives of Parent the terms of its products, marketing arrangements and related legal filings and provided a review of an actuarial study of the Company underwriting data prepared by Tillinghast & Company.

     On May 17, 1999, the Company was informed that Parent was interested in an acquisition of the Company at a price per share not to exceed $13.00 per share, subject to further due diligence, the negotiation of definitive acquisition and related agreements and Parent board approval. Thereafter, Parent and the Company continued to discuss various due diligence matters and the terms of the proposed acquisition.

     On May 24, 1999 and again on June 2, 1999, representatives of Parent and its counsel met at the offices of Simpson Thacher & Bartlett with members of senior management of the Company and the Company's counsel to negotiate the Merger Agreement, the Company Option Agreement and the Stock Option and Tender Agreements. The parties continued to discuss the terms of these agreements during early June 1999.

     The Board held a meeting at the offices of the Company in Atlanta, Georgia and by telephone conference on June 9, 1999 at which it reviewed the course of discussions between the parties to date and the terms of the Offer and the Merger Agreement and related agreements. At this meeting, the Board received a presentation from The Robinson-Humphrey Company, LLC ("Robinson-Humphrey"), financial advisors to the Company for this acquisition, concerning the financial terms and effects of the transaction. The Board discussed in detail the terms of the agreements and the presentation made by Robinson-Humphrey. The Board also considered the conflicts that may be present in connection with the various transactions agreements. The directors other than Messrs. Blank and Dorfman considered the Employment Agreements with Messrs. Blank and Dorfman and compared the terms of the proposed agreements, including the non-competition and non-solicitation provisions, with the current compensation arrangements, and they concluded that the proposed agreements were no more favorable to Messrs. Blank and Dorfman than the existing compensation arrangements. The Board (without Messrs. Blank and Dorfman) concluded that the terms of the Employment Agreements were reasonable and in the best interest of the shareholders of the Company in the context of the overall Offer and related transactions. At this meeting, the Board did not approve the Offer or the Merger Agreement or any of the related agreements but did authorize the officers of the Company to negotiate final terms of the Offer and the Merger Agreement and related agreements based on the near final drafts. The Board resolved to hold a meeting on June 10, 1999 to consider the final terms of these agreements and the formal offer approved by Parent's board of directors. Following the meeting of the Board, representatives of the parties held several telephone conferences in which the terms of the Merger Agreement and related agreements were finalized.

     During the morning of June 10, 1999, Mr. Martin Blank received a telephone call from a representative of Parent who told him that the board of directors of Parent had approved the final terms of the Offer and the Merger. The Board of the Company met later on June 10, 1999, and reviewed the final agreements relating to the Offer. The Board also received the opinion of Robinson-Humphrey that the consideration to be received by shareholders of the Company in the Offer and the Merger is fair to the shareholders from a financial point of view. The changes made to the agreements relating to the Offer were considered and the Offer and Merger Agreement and related agreements of the Company were approved in their final form.

     Shortly after the meeting of the Board on June 10, 1999, the parties executed the Merger Agreement and the related agreements and announced the transaction by joint press release.

     (2) Reasons for the Recommendation. In approving the Merger Agreement and the transactions contemplated thereby, and in recommending that all shareholders of the Company tender their shares of Common Stock pursuant to the Offer, the Board considered a number of factors. The principal factors are listed below.

          (a) The terms of the Merger Agreement and the Stock Option Agreement and the fact that they were determined through arms-length negotiations.

          (b) The financial condition, results of operations and business of the Company and the prospects of the Company in light of the various business risks facing it, some of which are noted in items (c), (d) and (e) below.

          (c) The significant competition in the Company's markets from other large, well-financed automobile, recreational vehicle and truck manufacturers which are offering factory products comparable to those of the Company and the increasing price competition occurring in the market.

          (d) The risks faced by a single-product category company.

          (e) The cyclicality of the automotive industry.

          (f) The relationship between the acquisition price per share and the historical market price of the Common Stock.

          (g) The presentation of Robinson-Humphrey on June 9, 1999 to the Board and their opinion dated June 10, 1999 stating that, based upon and subject to certain matters and assumptions set forth therein, the cash consideration of $13.00 per share of Common Stock to be received by the holders of shares of Common Stock in the Offer and the Merger, was fair from a financial point of view to the holders of Common Stock.

          (h) The investigation of acquisition interest in the Company conducted by the Company during 1998, and the preliminary due diligence and negotiations of acquisition terms by a United States insurance company occurring in early 1998 and early 1999.

          (i) The fact that the Merger Agreement, while not permitting the Company to continue to solicit or initiate discussions with other prospective purchasers, permits the Company under certain specified circumstances to furnish information to, and negotiate or participate in discussions with, third parties.

          (j) The reasonableness of the termination fee requirements in the Merger Agreement.

          (k) The limited number of conditions to the obligations of Parent and Offeror to consummate the Offer and the Merger, including the absence of a financing condition in the Offer, and the financial strength of Parent.

     The Board did not assign relative weights to the foregoing factors or determine that any factor was of more importance than other factors. Rather, the Board viewed its conclusions and recommendations as being based on the totality of the information presented to and considered by it.

     A copy of the written opinion of Robinson-Humphrey which sets forth the factors considered, assumptions made and any limitations on its review, is attached as Exhibit (a)(6) to this Schedule 14D-9. Shareholders are urged to read the opinion of Robinson-Humphrey carefully and in its entirety.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     Pursuant to a letter agreement dated June 3, 1999 (the "Engagement Letter"), the Company retained Robinson-Humphrey to act as its financial advisor in connection with the sale of the Company under the terms of the Offer and the Merger Agreement. Under the terms of the Engagement Letter, the Company paid Robinson-Humphrey an initial fee of $50,000 upon execution of the Engagement Letter and agreed to pay $150,000 upon consummation of the Merger. In addition, the Engagement Letter provides that the Company will reimburse Robinson-Humphrey for its out-of-pocket expenses and will indemnify Robinson-Humphrey and its officers, directors, and controlling persons against certain liabilities, including liabilities arising under the federal securities laws.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) Each year the members of the Board who are not otherwise employees of the Company have been granted an option to purchase shares of Common Stock under one of the Stock Option Plans as part of their compensation for their services as directors. The number of shares of Common Stock subject to the option has been derived by dividing $25,000 by the market price of a share of Common Stock on the day immediately prior to the date of grant. The date of grant has been the date on which the annual meeting is held. At the annual meeting of the Company to be held June 23, 1999, each non-employee director will be paid $25,000 in lieu of a grant of a stock option to purchase shares of Common Stock.

     (b) To the best of the Company's knowledge, to the extent permitted by applicable securities laws, rules or regulations, each executive officer, director and affiliate of the Company currently intends to tender to Offeror all shares of Common Stock held of record or beneficially by them. As indicated above, each of Messrs. Blank and Dorfman has entered into an agreement with Parent whereby they have agreed to tender to Parent, in connection with the Offer, all the shares of Common Stock beneficially owned by them. These agreements also give Parent and Offeror a proxy to vote these shares of Common Stock on matters relating to the Offer and Merger and, under certain circumstances, give Parent an option to purchase these shares of Common Stock.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) Except as set forth in this Schedule 14D-9, no negotiation is being undertaken or is underway by the Company in response to the Offer that relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

     (b) There are no transactions, board resolutions, agreements in principle, or signed contracts in response to the Offer, other than as described in this
Schedule 14D-9, that relate to or would result in one or more of the matters referred to in Item 7(a)(i), (ii), (iii) or (iv).

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

 (a)(1)*+       Offer to Purchase dated June 16, 1999.
 (a)(2)*+       Letter of Transmittal.
 (a)(3)         Press release issued by Parent and the Company dated June
                10, 1999 (incorporated by reference to the Company's Current
                Report on Form 8-K, dated June 10, 1999).
 (a)(4)*        Letter to Shareholders of the Company dated June 16, 1999.
 (a)(5)+        Form of Summary Advertisement dated June 16, 1999.
 (a)(6)*        Opinion dated June 10, 1999 of The Robinson-Humphrey
                Company, LLC.
 (c)(1)+ Agreement and Plan of Merger dated as of June 10, 1999 by and among the Company, Parent and Offeror.
 (c)(2)+ Stock Option and Tender Agreement dated as of June 10, 1999 between Parent and Martin J. Blank.
 (c)(3)+ Stock Option and Tender Agreement dated as of June 10, 1999 between Parent and Larry I. Dorfman.
 (c)(4)+        Stock Option Agreement dated as of June 10, 1999 between
                Parent and the Company.
 (c)(5)         1988 Stock Option Plan (incorporated by reference to the
                Company's Registration Statement on Form S-1 filed on June
                3, 1988 (Registration Number 33-22279)).
 (c)(6) Outside Directors' Stock Option Plan (incorporated by reference to the Company's Registration Statement on Form
                S-1 filed on June 3, 1988 (Registration Number 33-22279)).
 (c)(7) 1997 Performance Equity Plan (incorporated by reference to the Company's Proxy Statement dated May 9, 1997 -- Annex
                II).
 (c)(8) 1998 Performance Equity Plan (incorporated by reference to the Company's Proxy Statement dated May 14, 1999 -- Annex
                I).
 (c)(9)         Employment Agreement between the Company and Martin J.
                Blank, dated June 10, 1999.
(c)(10)         Employment Agreement between the Company and Larry I.
                Dorfman, dated June 10, 1999.

-------------------------
* Included in materials delivered to shareholders of the Company.

+ Filed as an exhibit to Offeror's Tender Offer Statement on Schedule 14D-1 dated June 16, 1999 and incorporated herein by reference.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          AUTOMOBILE PROTECTION
                                          CORPORATION -- APCO
                                          By: /s/ MARTIN J. BLANK
                                             -----------------------------------
                                             Martin J. Blank
                                             Chairman of the Board,
                                             Chief Operating Officer and
                                             Secretary

Date: June 16, 1999

                                                                      SCHEDULE I

                   AUTOMOBILE PROTECTION CORPORATION -- APCO
                      15 DUNWOODY PARK DRIVE -- SUITE 100
                             ATLANTA, GEORGIA 30338

                             INFORMATION STATEMENT

                           PURSUANT TO SECTION 14(f)
                                     OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                                      AND
                             RULE 14f-1 THEREUNDER

     This Information Statement is being furnished as part of the Solicitation/Recommendation Statement on Schedule 14D-9 ("Schedule 14D-9") of Automobile Protection Corporation -- APCO ("Company") to be mailed on or about June 16, 1999 to shareholders of record of the Company in connection with the transactions contemplated by the Agreement and Plan of Merger ("Merger Agreement") dated as of June 10, 1999, by and among the Company, Ford Motor Company ("Parent") and AM1 Acquisition Company ("Offeror"). Capitalized terms used herein and not otherwise defined will have the meanings set forth in the
Schedule 14D-9. You are receiving this Information Statement in connection with the possible election of persons designated by the Offeror to hold at least a majority of the positions on the board of directors of the Company ("Board"). The Merger Agreement requires the Company, upon acceptance for payment by the Offeror for the shares of common stock, $.001 par value per share ("Common Stock"), of the Company pursuant to the Offer ("Offer"), at the election of the Offeror to either increase the size of the Board or use its best efforts to cause an appropriate number of the members of the Board to resign and for the Offeror's designees to be elected or appointed to the Board under the circumstances described therein. See "Right of Offeror to Designate Directors."

     Under the Merger Agreement, the Offeror commenced the Offer on June 16, 1999. The Offer is scheduled to expire on July 14, 1999, unless the Offer is extended. The Merger Agreement provides that, following the consummation of the Offer and the satisfaction or waiver of certain conditions, the Offeror will be merged with and into the Company ("Merger"). As a result of the Offer and the Merger, the Company will become a wholly-owned subsidiary of Parent.

     This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder. You are urged to read this information statement carefully. You are not, however, required to take any action in connection with this Information Statement.

     The information contained in this Information Statement concerning the Offeror's designees has been furnished to the Company by Parent and the Offeror, and the Company assumes no responsibility for the accuracy or completeness of that information.

GENERAL

     The Common Stock is the only class of voting securities of the Company outstanding. Each share of Common Stock entitles the holder to cast one vote with respect to matters submitted to the Company's shareholders for their consideration or approval. As of June 10 1999, there were 11,936,716 shares of Common Stock outstanding. Pursuant to authority granted to it under the Company's by-laws, the Board has fixed the size of the Board at four members. All four of the Company's current directors serve staggered four-year terms. Each director holds office until the director's successor is elected and qualified or until the director's earlier resignation or removal. Vacancies in the Board may be filled by the Board; any director chosen to fill a vacancy will hold office until the next election of directors for the class of directors to which he has been allocated or until his successor is elected and qualified. In addition the by-laws provide that the current directors may expand the number of persons comprising the Board and fill the vacancies thereby created.

RIGHT OF OFFEROR TO DESIGNATE DIRECTORS

     The Merger Agreement provides that upon acceptance for payment for the shares of Common Stock by the Offeror pursuant to the Offer, the Offeror will be entitled to designate that number of directors, rounded up to the next whole number, that will confer upon the Offeror representation on the Board equal to at least that number of directors equal to the product of (i) the total number of directors on the Board and (ii) the percentage that the number of shares of Common Stock so purchased by the Offeror bears to the number of shares of Common Stock outstanding, and the Company is required, at that time, at the option of the Offeror to either increase the size of the Board or to use its best efforts to cause the appropriate number of directors to resign and the Offeror's designees to be appointed or elected. The Offeror has informed the Company that each of the Offeror's designees named herein has consented to act as a director.

OFFEROR DESIGNEES

     The Offeror and Parent have advised the Company that they currently intend to designate one or more of the persons listed in Section 1 of Schedule I to the Offer to Purchase, which Schedule I is incorporated herein by reference, to serve as directors of the Company. The Offeror and Parent have advised the Company that all of these persons have consented to act as directors of the Company, if so designated.

CURRENT DIRECTORS OF THE COMPANY

     The following table sets forth certain information as of June 10, 1999, regarding the current directors of the Company. Unless otherwise indicated, each director has been engaged in the principal occupation shown for more than the past five years.

                                                   TERM       DIRECTOR
                NAME                     AGE    EXPIRES IN     SINCE                     POSITION
                ----                     ---    ----------    --------                   --------
Martin J. Blank......................    52        2002         1984      Chairman of the Board, Chief Operating
                                                                          Officer and Secretary
Larry I. Dorfman.....................    43        2001         1984      President, Chief Executive Officer and
                                                                          Director
Howard C. Miller.....................    72        2000         1989      Director
Mechlin D. Moore.....................    69        1999         1991      Director

     Martin J. Blank, a co-founder of the Company, has served as Secretary and Director since its incorporation in September 1984 and as the Chairman of the Board and Chief Operating Officer since April 1988. Mr. Blank is an attorney admitted to the bar in the States of Georgia and California. Mr. Blank's experience prior to co-founding the Company includes the practice of law and representation and financial management for professional athletes. Mr. Blank is a director of Innotrac Corporation, a corporation that provides fulfillment and telemarketing services.

     Larry I. Dorfman, a co-founder of the Company, has served as President and Director since its incorporation in September 1984 and as Chief Executive Officer since April 1988. Prior to co-founding the Company, Mr. Dorfman was Vice President-Sales for Paymaster Checkwriter Company, Inc. in Atlanta with responsibility for the direction and supervision of its sales force.

     Howard C. Miller has served as Director of the Company since January 1989. Mr. Miller currently serves on the budget committee of the United States Olympic Committee. Mr. Miller's past experience includes President and Chief Operating Officer of Avis, Inc., Vice President of ITT, President and Chief Executive Officer of Canteen Corporation.

     Mechlin D. Moore has served as Director of the Company since June 1991. Mr. Moore is an independent consultant in insurance communication and marketing. Mr. Moore's past experience includes President of the Insurance Information Institute and Senior Vice President of United Air Lines, Inc. Mr. Moore is the sole nominee for election as director at the Annual Meeting to be held June 23, 1999. Management has indicated it plans to vote any proxies it obtains in favor of this nominee.

BOARD MEETINGS AND COMMITTEES

     During the fiscal year ended December 31, 1998, the Board met or took other action on four occasions. All the directors participated in all the meetings and actions.

     The Board has an Audit Committee and a Compensation Committee. The Audit Committee, currently comprised of Martin J. Blank, Mechlin D. Moore and Howard
C. Miller, was formed to: (i) recommend annually to the board of directors the appointment of the independent accountants of the Company; (ii) review with the independent accountants the scope of the annual audit and review their final report relating thereto; (iii) review with the independent accountants the accounting practices and policies of the Company; (iv) review with the internal and independent accountants the overall accounting and financial controls of the Company; (v) be available to independent accountants during the year for consultation; and (vi) review related party transactions by the Company on an ongoing basis and review potential conflicts of interest situations where appropriate. The Audit Committee had one meeting in 1998.

     The Compensation Committee, currently comprised of Larry I. Dorfman, Howard
C. Miller and Mechlin D. Moore was formed to review overall executive compensation and review the Company's employee benefit plans. The Compensation Committee held one meeting in 1998 at which it reviewed the executive compensation of the executive officers of the Company, Messrs. Martin J. Blank and Larry I. Dorfman, and the stock option plans of the Company. The Compensation Committee and the Board continued its policy of linking compensation of executive officers to enhanced shareholders value.

EXECUTIVE COMPENSATION

     Set forth in the following table is information as to the compensation paid or accrued to the chief executive officer and to each officer receiving compensation of at least $100,000 (collectively the "Named Executive Officers"), for the periods indicated.

                                                                                       COMPENSATION OPTIONS/
                                                                                             LONG TERM
        NAME AND PRINCIPAL POSITION             FISCAL YEAR    SALARY(1)     OTHER       NO. OF SHARES(2)
        ---------------------------             -----------    ---------     -----     ---------------------
Larry I. Dorfman............................       1998        $685,608     $14,120           50,000
President and Chief Executive                      1997        $552,576          --           50,000
Officer                                            1996        $362,240     $ 5,093               --
Martin J. Blank.............................       1998        $685,608     $20,780           50,000
Chairman and Chief Operating                       1997        $552,576     $16,628           50,000
Officer                                            1996        $362,240     $18,416               --

-------------------------
(1) Represents salary and additional compensation based upon the number of vehicle service contracts processed each month. See "Report on Executive Compensation, Employment Arrangements (Chief Executive Officer and Chief Operating Officer)."

(2) On October 7, 1998, the Board granted each executive stock options to purchase 50,000 shares of Common Stock at $6.13 per share, which vest equally over four years and expire each year commencing October 7, 2002 and ending October 7, 2005.

1998 OPTION GRANTS TO EXECUTIVE OFFICERS

     The following table sets forth the stock options granted to the Company's executive officers identified in the compensation table above for the fiscal year ended December 31, 1998.

                                                                                              POTENTIAL REALIZABLE
                                                                                                VALUE AT ASSUMED
                                                                                              ANNUAL RATES OF STOCK
                                  NUMBER OF SHARES                                              APPRECIATION FOR
                                  OF COMMON STOCK      PERCENT OF TOTAL                            OPTION TERM
                                     UNDERLYING       OPTIONS GRANTED TO    EXERCISE PRICE    ---------------------
             NAME                 OPTIONS GRANTED       ALL EMPLOYEES         PER SHARE          5%          10%
             ----                 ----------------    ------------------    --------------       --          ---
Larry I. Dorfman..............         50,000               7.3%                $6.13         $94,750     $429,995
  President and Chief
  Executive Officer
Martin J. Blank...............         50,000               7.3%                $6.13         $94,750     $429,995
  Chairman and Chief Operating
  Officer

1998 OPTION YEAR-END OPTION VALUES

                                                                                              VALUE OF UNEXERCISED
                                                               NUMBER OF UNEXERCISED          IN-THE-MONEY OPTIONS
                                   ACQUIRED/     VALUE          OPTIONS AT 12/31/98           AT DECEMBER 31, 1998
                                   EXERCISED    REALIZED    EXERCISABLE/UNEXERCISABLE(1)    EXERCISABLE/UNEXERCISABLE
             NAME                     (#)         ($)                   (#)                            ($)
             ----                  ---------    --------    ----------------------------    -------------------------
Larry I. Dorfman...............     173,000       --               56,000/139,000               $536,960/$969,340
Martin J. Blank................     173,000       --                10,000/90,000               $ 85,600/$623,400

STOCK OPTION PLANS

     The 1998 Performance Equity Plan ("1998 Plan") of the Company provides for 550,000 shares of Common Stock to be reserved for issuance upon incentive or non-qualified stock options, stock appreciation rights, restricted stock awards, deferred stock and other stock based awards ("Awards"). Awards may be made to officers, directors, key employees and consultants of the Company. The 1998 Plan will terminate when no further awards may be granted and awards granted are no longer outstanding, provided incentive options may only be granted until August 7, 2008. The 1998 Plan is administered by the Board. The Board, to the extent permitted by the provisions of the 1998 Plan, has the authority to determine the selection of participants, allotment of shares, price, and other conditions of purchase of Awards and administration of the 1998 Plan in order to attract and retain persons instrumental to the success of the Company. At April 30, 1999, there are options outstanding under the 1998 Plan to purchase 476,250 shares of Common Stock at prices ranging from $6.13 to $9.00. No options under the 1998 Plan have been exercised.

     The 1997 Performance Equity Plan ("1997 Plan") of the Company provides for 500,000 shares of Common Stock to be reserved for issuance upon incentive or non-qualified stock options, stock appreciation rights, restricted stock awards, deferred stock, stock reload options and other stock based awards ("Awards"). Awards may be made to officers, directors, key employees and consultants of the Company. The 1997 Plan will terminate when no further awards may be granted and awards granted are no longer outstanding, provided incentive options may only be granted until April 4, 2007. The 1997 Plan is administered by the Board. The Board, to the extent permitted by the provisions of the 1997 Plan, has the authority to determine the selection of participants, allotment of shares, price, and other conditions of purchase of Awards and administration of the 1997 Plan in order to attract and retain persons instrumental to the success of the Company. At April 30, 1999, there are options outstanding under the 1997 Plan to purchase 486,622 shares of Common Stock at prices ranging from $3.19 to $12.13. Since inception 13,300 options under the 1997 Plan have been exercised at an average price of $4.34.

     The 1988 Stock Option Plan ("1988 Plan") of the Company provides for 800,000 shares of the Common Stock to be reserved for issuance upon exercise of options designated as "incentive stock options" or "non-qualified options" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended. As of April 1, 1998, the Board was no longer authorized to issue options under the 1988 Plan: outstanding options under the 1988 Plan continue to remain exercisable in accordance with the terms of the respective option agreements. The 1988 Plan is administered by the Board or a committee appointed by the Board. Options may be exercised as provided in the option agreement, but no option granted to an employee may be exercised unless the grantee is a regular employee of the Company, or a subsidiary, and has been in a regular employee for at least one year after the date of grant, except that in the event of death, options may be exercised until the sooner of the expiration date of the option or six months following the death of the optionee. Each option not exercised expires as provided in the option agreement. Options are non-transferable, except in the event of death of the optionee. At April 30, 1999, options to purchase 274,147 shares of the Common Stock, at prices ranging from $1.75 to $10.50 per share, were outstanding under the 1988 Plan. Between inception of the 1988 Plan and April 30, 1999, 464,895 options have been exercised at an average exercise price of $1.82 per share.

     Prior to April 1, 1998, directors received automatic grants of options under the 1988 Outside Director's Stock Option Plan ("Director's Plan") to purchase that number of shares of Common Stock having an aggregate market value on the date of grant equal to $25,000, at an exercise price per share equal to the fair market value of a share of the Common Stock on the date of grant. The Director's Plan, by its terms, provided that no new awards may be granted after April 1, 1998. At April 30, 1999, there were outstanding options to purchase 17,964 shares of Common Stock, at prices ranging from $2.32 to $3.50, under the Director's Plan.

INDEBTEDNESS OF MANAGEMENT

     During the fiscal year ended June 10, 1999, the following directors and executive officers of the Company have been indebted to the Company for amounts in excess of $60,000. All of the indebtedness listed below are in the nature of short-term loans, each evidenced by a promissory note, payable on demand by the Company upon notice to the borrower. Each loan was an advance of compensation to be paid to the borrower.

                                                POSITION WITH                 MAXIMUM         AMOUNT
               NAME                                COMPANY                  INDEBTEDNESS    OUTSTANDING
               ----                             -------------               ------------    -----------
Larry I. Dorfman..................    President, Chief Executive Officer
                                      and Secretary                           $395,992       $393,639
Martin J. Blank...................    Chairman of the Board, Chief
                                      Operating Officer and Secretary         $ 72,117       $ 51,717

DIRECTOR COMPENSATION

     Members of the Board who are not otherwise employees of the Company receive director fees of $4,000 per meeting attended. In addition, directors are reimbursed for their expenses in attending all meetings of the Board. Directors are also be eligible for other compensation and benefits as may be approved by the Board from time to time, including benefits under the 1997 Plan. Under the Merger Agreement, the members of the Board who are not employees of the Company will be paid $25,000 at the time of the annual meeting to be held June 23, 1999 in lieu of any award of benefits under the 1997 Plan during the fiscal year ending December 31, 1999.

     The following table shows the number of shares of the Common Stock covered by options granted to current directors since January 1, 1998, the number of shares of the Common Stock acquired by current directors since that date through exercise of options and the number of shares of Common Stock subject to all outstanding options of current directors at December 31, 1998. Additionally, 10,822 options granted to a former director of the Company, which are exercisable at $2.32 per share and expire in 2004, are also outstanding.

                                                                HOWARD C. MILLER    MECHLIN D. MOORE
                                                                ----------------    ----------------
Granted 1/1/98 -- 12/31/98:
  Number of shares..........................................            2,061              2,061
  Average per share option price............................       $    12.13           $  12.13
Exercised 1/1/98 -- 12/31/98:
  Number of shares..........................................          140,452             29,207
  Aggregate option price of options exercised...............       $     1.42           $   2.57
  Net value realized........................................       $1,677,855           $315,617
Unexercised options at 12/31/98:
  Number of shares..........................................            9,203              9,203
  Average unrealized value per share on 12/31/98(1).........       $     6.40           $   6.40

-------------------------
(1) Calculated as the difference between the market price of one share of the Common Stock on December 31, 1998 and the average per share option price.

REPORT ON EXECUTIVE COMPENSATION

     Notwithstanding anything to the contrary set forth in any of the Company's previous filings under the Securities Act of 1933, as amended ("Securities Act"), or the Securities Exchange Act of 1934, as amended ("Exchange Act") that might incorporate future filings, including this Information Statement, in whole or in part, this section entitled "Report on Executive Compensation" and the Performance Graph appearing elsewhere in this Information Statement will not be incorporated by reference into any current filings or into any future filings, and will not be deemed soliciting material or filed under the Securities Act or Exchange Act.

     Report. To date, the compensation policies of the Company have been developed to link the compensation of the executive officers of the Company with enhanced shareholder value. Through the establishment of short- and long-term incentive plans and the use of base salary and performance bonus combinations, the Company has sought to align the financial interests of its executive officers with those of its shareholders.

     Employment Arrangements (Chief Executive Officer and Chief Operating
Officer)

     The Chief Executive Officer and Chief Operating Officer each receive a base salary of $72,000 plus additional compensation based upon the number of vehicle service contracts processed each month which exceed a prescribed level. Messrs. Blank and Dorfman are eligible to participate in other employee benefit plans as generally made available to employees of the Company.

     Martin J. Blank -- Larry I. Dorfman -- Howard C. Miller -- Mechlin D. Moore

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

     The table and accompanying footnotes on the following pages set forth certain information as of June 10, 1999 with respect to the stock ownership of
(i) those persons or group who beneficially own more than 5% of the Company's Common Stock, (ii) each director of the Company, (iii) the Company's chief executive officer and each of the Company's most highly compensated executive officers whose individual compensation exceeded $100,000 in the year ended December 31, 1998, and (iv) all directors and executive officers of the Company as a group (based upon information furnished by those persons). Shares of Common Stock issuable upon exercise of options which are currently exercisable or exercisable by their terms within 60 days of the date of this Information Statement have been included in the following table. All of the options listed in the table or the notes are subject to acceleration provisions under their governing instruments in the event of a change of control which will occur upon consummation of the Offer and the Merger.

                                                                                          PERCENT OF
                                                                                         OWNERSHIP OF
                                                           NUMBER OF SHARES OF COMMON    COMMON STOCK
               NAME OF BENEFICIAL OWNER                     STOCK BENEFICIALLY OWNED     OUTSTANDING
               ------------------------                    --------------------------    ------------
Martin J. Blank........................................            1,050,168(1)               8.8%
Larry I. Dorfman.......................................              912,168(2)               7.6%
Howard C. Miller.......................................                7,142(3)                 *
Mechlin D. Moore.......................................                8,142(4)                 *
Directors and officers as a group (4 persons)..........            1,977,650(5)              16.4%

-------------------------
  * Less than 1%.

(1) Includes options to purchase 20,000 shares of Common Stock which are currently exercisable and excludes options to purchase 80,000 shares of the Common Stock which are not currently exercisable. All of the shares of Common Stock held or issuable on exercise of outstanding options are subject to a voting agreement and grant of a proxy given to the Parent to vote in favor of the Offer and Merger and all issues related to the Merger as directed by Parent and are subject to an option granted to Parent by the holder to permit the Parent to purchase the Common Stock in limited circumstances at the price paid in the Offer, subject to adjustment. All of the shares of Common Stock held have been or will be tendered to Parent in the Offer.

(2) Includes options to purchase 72,000 shares of the Common Stock which are currently exercisable and excludes options to purchase 123,000 shares of Common Stock which are not currently exercisable. All of the shares of Common Stock held and 100,000 shares of Common Stock issuable on exercise of outstanding options are subject to a voting agreement and grant of a proxy given to the Parent to vote in favor of the Offer and Merger and all issues related to the Merger as directed by Parent and are subject to an option granted to Parent by the holder to permit the Parent to purchase the Common Stock in limited circumstances at the price paid in the Offer, subject to adjustment. All of the shares of Common Stock held have been or will be tendered to Parent in the Offer.

(3) Excludes options to purchase 2,061 shares of the Common Stock which are not currently exercisable. The holder has indicated his intention to tender the Common Stock held in the Offer.

(4) Includes options to purchase 7,142 shares of the Common Stock which are currently exercisable and excludes options to purchase 2,061 shares of Common Stock which are not currently exercisable. The holder has indicated his intention to tender the Common Stock held in the Offer.

(5) Includes options to purchase 99,142 shares of the Common Stock and excludes options to purchase 207,122 shares of Common Stock which are not currently exercisable.

COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

     Section 16(a) of the Exchange Act requires officers, directors and persons who beneficially own more than 10% of a registered class of equity securities of the Company ("10% Shareholders") to file reports of ownership and changes in ownership with the Commission. Officers, directors and 10% Shareholders also are required to furnish the Company with copies of all Section 16(a) forms they file. Based solely on its review of the copies of the forms furnished to it, and written representations that no other reports were required, the Company believes that during the fiscal year ended December 31, 1998, each of its officers, directors and 10% Shareholders complied with the Section 16(a) reporting requirements, except that Messrs. Martin J. Blank and Larry I. Dorfman each filed a Form 4 on April 23, 1999 in respect of an option grant made on October 7, 1998 that was exempt under Section 16(b) of the Exchange Act.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     There are no reportable relationships and related transactions between the Company and its officers and directors.

PERFORMANCE GRAPH

     The following graph demonstrates the performance of the cumulative total return to the Company's shareholders during the past five years ended December 31, 1998 in comparison to the cumulative total return for The NASDAQ Market Index and the cumulative total return for a group of insurance agents and broker companies in the industry.

                       FIVE-YEAR CUMULATIVE TOTAL RETURNS
                  VALUE OF $100 INVESTED ON DECEMBER 31, 1993

                                   YEAR ENDED
                                  [BAR GRAPH]

                                                                           INSURANCE AGENTS, BROKERS,
                                                         APCO                  SERVICE COMPANIES           NASDAQ MARKET INDEX
                                                         ----              --------------------------      -------------------
'1993'                                                  100.00                       100.00                      100.00
'1994'                                                  150.00                       100.93                      104.99
'1995'                                                  187.50                       118.21                      136.18
'1996'                                                  285.42                       140.88                      169.23
'1997'                                                  445.83                       195.41                      207.00
'1998'                                                  783.33                       212.03                      291.96

                                 EXHIBIT INDEX

EXHIBIT
  NO.                                   DESCRIPTION
-------                                 -----------
 (a)(1)*+       Offer to Purchase dated June 16, 1999.
 (a)(2)*+       Letter of Transmittal.
 (a)(3)         Press release issued by Parent and the Company dated June
                10, 1999 (incorporated by reference to the Company's Current
                Report on Form 8-K, dated June 10, 1999).
 (a)(4)*        Letter to Shareholders of the Company dated June 16, 1999.
 (a)(5)+        Form of Summary Advertisement dated June 16, 1999.
 (a)(6)*        Opinion dated June 10, 1999 of The Robinson-Humphrey
                Company, LLC.
 (c)(1)+        Agreement and Plan of Merger dated as of June 10, 1999 by
                and among the Company, Parent and Offeror.
 (c)(2)+        Stock Option and Tender Agreement dated as of June 10, 1999 between Parent and Martin J. Blank.
 (c)(3)+        Stock Option and Tender Agreement dated as of June 10, 1999 between Parent and Larry I. Dorfman.
 (c)(4)+        Stock Option Agreement dated as of June 10, 1999 between
                Parent and the Company.
 (c)(5)         1988 Stock Option Plan (incorporated by reference to the
                Company's Registration Statement on Form S-1 filed on June
                3, 1988 (Registration Number 33-22279)).
 (c)(6)         Outside Directors' Stock Option Plan (incorporated by
                reference to the Company's Registration Statement on Form
                S-1 filed on June 3, 1988 (Registration Number 33-22279)).
 (c)(7)         1997 Performance Equity Plan (incorporated by reference to the Company's Proxy Statement dated May 9, 1997 -- Annex
                II).
 (c)(8)         1998 Performance Equity Plan (incorporated by reference to the Company's Proxy Statement dated May 14, 1999 -- Annex
                I).
 (c)(9)         Employment Agreement between the Company and Martin J.
                Blank, dated June 10, 1999.
(c)(10)         Employment Agreement between the Company and Larry I.
                Dorfman, dated June 10, 1999.

-------------------------
* Included in materials delivered to shareholders of the Company.

+ Filed as an exhibit to Offeror's Tender Offer Statement on Schedule 14D-1 dated June 16, 1999 and incorporated herein by reference.